UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”)  entered into agreements for a Structured Equity Facility (“OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial net proceeds of US$35 million (A$54.7 million) were received by the Company on November 3, 2023. Pursuant to the terms of the OIC Financing, the Company agreed to apply to the High Court of Ireland for an order to confirm the share capital reduction described below (the “Share Capital Reduction”). On January 18, 2024, the High Court made the order confirming the Share Capital Reduction.

The Share Capital Reduction involves the reduction of the Company’s capital pursuant to sections 84 and 85 of the Irish Companies Act 2014, as amended (the “Irish Companies Act”), effected by (a) the reduction and cancellation of the entire amount of the Company’s un-denominated capital (in the form of share premium) on November 4, 2023 (the next day following the closing of the business combination by and among the Company, Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp.) (the “Business Combination”) and (b) if applicable, the capitalization, reduction and cancellation of the entire of any amount standing to the credit of any merger reserve or other un-distributable reserve of the Company on such date, with the resulting reserve to be treated as distributable profits under Irish law.

The Share Capital Reduction was obtained because under Irish law, the Company may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) out of profits available for distribution (“distributable profits”) shown on its unconsolidated financial statements prepared in accordance with the Irish Companies Act and filed with the Irish Companies Registration office. Following completion of the Business Combination, the Company, as a new parent company with no operational history of its own, had no distributable profits arising from trading activities. The Share Capital Reduction is intended to create a level of distributable profits which are available to cover, in part, the amount of any cash dividend or redemption amount payable to the holders of the preferred shares issued in the OIC Financing.

This is a legal and accounting adjustment and will not of itself have any impact on the value of the Company’s publicly traded shares or on the number of ordinary shares held by any Company shareholder or otherwise directly affect any holder of ordinary shares or other securities issued by the Company or any lenders or other counterparties to agreements with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: January 30, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer